SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 5)
Genesis Microchip Inc.
(Name of Subject Company)
Genesis Microchip Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(including the associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

37184C103
(CUSIP Number of Class of Securities)

Elias Antoun
President and Chief Executive Officer
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, CA 95054
(408) 919-8400
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 (212) 999-5800	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94301 (650) 493-9300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2007, as amended on January 7, 2008, January 9, 2008, January 15, 2008 and January 17, 2008 (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Genesis Microchip Inc., a Delaware corporation (“Genesis” or the “Company”), relating to the tender offer made by Sophia Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), as set forth in a Tender Offer Statement filed by Offeror and Parent on Schedule TO, dated December 18, 2007, as amended on January 9, 2008, January 17, 2008 and January 24, 2008 (as previously filed with the SEC, the “Schedule TO”), to pay $8.65 per share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 5, except that such information is hereby amended to the extent specifically provided herein.
Item 8. Additional Information.
     Item 8 is hereby amended and supplemented by including the following:
     The Offer. The subsequent offering period of the Offer expired at 5:00 p.m., New York City time, on January 23, 2008. According to Mellon Investor Services LLC, the depositary for the Offer, Offeror received an additional 1.7 million Shares during the subsequent offering period. Together with the Shares tendered during the initial offer period of the Offer, Offeror has now accepted for payment approximately 34.0 million Shares, representing approximately 88.8% of the outstanding Shares.
     On January 24, 2008, Offeror announced that it is extending the subsequent offering period of the Offer by one day until 5:00 p.m., New York City time, on Thursday, January 24, 2008. During the subsequent offering period (as so extended), Purchaser will accept for payment and promptly pay for Shares as they are tendered. Shares tendered during the subsequent offering period (as so extended) may not be withdrawn. If Purchaser acquires at least 90% of the outstanding Shares as a result of the subsequent offering period (as so extended) or otherwise, Purchaser expects that the Merger will occur promptly thereafter.
     Offeror may extend the subsequent offering period. If the subsequent offering period is extended, Offeror will notify Mellon Investor Services LLC and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.
     Pursuant to the terms and conditions of the Merger Agreement, Offeror will be merged with and into the Company as soon as practicable after the expiration of the subsequent offering period (as it may be extended). In connection with the Merger, each outstanding Share not tendered in the Offer (other than Shares held by the Company, Parent, Offeror and their respective direct and indirect subsidiaries and Shares held by stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $8.65 per share in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent.
Item 9. Materials to be Filed as Exhibits:
     The following exhibit is filed herewith:

Exhibit
Number	Description

(a)(5)(ii)	Press Release issued by STMicroelectronics N.V. on January 24, 2008 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T/A filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on January 24, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENESIS MICROCHIP INC.
Dated: January 24, 2008	/s/ Elias Antoun
Elias Antoun
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(5)(ii)	Press Release issued by STMicroelectronics N.V. on January 24, 2008 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T/A filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on January 24, 2008).